Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-160052 and 333-152040 on Form S-8 of our report dated March 24, 2009, relating to the 2008 and 2007 consolidated and combined financial statements of CPEX Pharmaceuticals, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph describing that prior to the separation of CPEX Pharmaceuticals, Inc. from Bentley Pharmaceuticals, Inc., CPEX Pharmaceuticals, Inc. was comprised of the assets, liabilities and operations of the drug delivery business of Bentley Pharmaceuticals, Inc., and included allocations from Bentley Pharmaceuticals, Inc.) appearing in the Annual Report on Form 10-K of CPEX Pharmaceuticals, Inc. for the year ended December 31, 2009.
/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 29, 2010